Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

INSIDE INFORMATION

ADOPTION OF CAPITAL MANAGEMENT AND SHAREHOLDER RETURN POLICY; AND AMENDMENTS TO THE DIVIDEND POLICY

This announcement is made by Noah Holdings Private Wealth and Asset Management Limited (“Noah” or the “Company”, together with its subsidiaries and its consolidated affiliated entities, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The board (the “Board”) of directors of the Company (the “Directors”) is pleased to announce that it has approved and adopted a new capital management and shareholder return policy (the “Capital Management and Shareholder Return Policy”), where up to 50% of the Group’s non- GAAP1 net income attributable to the shareholders of the Company (the “Shareholders”) of the preceding financial year as reported in the Company’s audited annual results announcement shall be allocated to a corporate actions budget (the “Corporate Actions Budget”), which will serve various purposes, including dividend distribution and share repurchases.

Dividend

Under the Capital Management and Shareholder Return Policy, within the limit of the Corporate Actions Budget, the Board has approved that no less than 35% of the Group’s non-GAAP net income attributable to the Shareholders of the preceding financial year (the “Annual Dividend Fund”) will be allocated toward dividends to be declared and distributed in each calendar year, subject to various factors, which shall also be construed as amendments to the dividend policy of the Company (the “Dividend Policy”) adopted by the Board on August 10, 2022. Pursuant to such amendment, under the Dividend Policy, the annual dividends to be declared and distributed in each calendar year to the Shareholders have been changed from “no less than 10%” to “no less than 35%” of the Group’s non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company’s audited annual results announcement, subject to various factors set out in the Dividend Policy, the details of which were set out in the Company’s announcement in relation to the adoption of the Dividend Policy dated August 10, 2022.

[1]	Noah’s non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expense and net of relevant tax impact, if any.

Save for the dividend payout ratio amended as above, all other terms and conditions of the Dividend Policy shall remain in full force and effect.

Share Repurchase

Under the Capital Management and Shareholder Return Policy, within the limit of the Corporate Actions Budget, aside from the Annual Dividend Fund, the remaining portion of the Corporate Actions Budget may be utilized by the Company to repurchase its shares under a share repurchase program. The share repurchases under such share repurchase program may be made by the Company from time to time on the open market, through open-market transactions in accordance with the applicable rules and regulations. The timing, scale and conditions of the share repurchases will be subject to market conditions, share price, corporate and regulatory requirements, and other factors.

The Board shall consider and determine the specifics regarding (i) the dividend payout ratio and the declaration and payment of dividends for the fiscal year 2023, and (ii) the timing and scale of adoption of any share repurchase program at the Board’s fourth quarter and fiscal year 2023 meeting to be held in March 2024, and further announcement shall be made as appropriate thereafter. The declaration of dividend will also be subject to the Shareholders’ approval at the annual general meeting of the Company. If there is an unused portion of the Corporate Actions Budget after dividend distribution and share repurchases in certain calendar year, such unused portion may be allocated by the Board for other purposes at its absolute discretion as it considers reasonable and appropriate.

Ms. Jingbo Wang, the chairwoman and chief executive officer of the Company, commented, “We are optimistic about Noah’s future and the wealth management industry, and this significant expansion of our capital management and shareholder return policy underscores this confidence. In addition to elevating our benchmark dividend payout ratio, the new policy will empower us to implement a share repurchase program, allowing us to seize the opportunity presented by what we perceive as a currently undervalued stock price. The Board has consistently prioritized increasing shareholder value while promoting efficient allocation of capital, and the adoption of this new policy will enable us to reward the Shareholders while continuing to invest in our ongoing expansion. This program has been made possible by our strong balance sheet, robust liquidity position, and clear consensus as to the investments we will need to make to facilitate our global growth plan. We look forward to sharing more concrete details on our capital return plans for the upcoming year following our fourth quarter and fiscal year 2023 Board meeting next March.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

The full version of the press release issued by the Company on November 30, 2023 announcing the aforementioned information is available at the Company’s Investor Relations website at https://ir.noahgroup.com/.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, November 30, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non- executive Directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent Directors.

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